Exhibit 99.1

Vimicro Announces Fourth-Quarter and Full-Year 2013 Financial Results

- Transformation to Video Surveillance technology and solution supplier complete

- Surveillance Products revenue reached $43.8 million in 2013, versus $17.8 million in 2012, an increase of 146%

- Surveillance Products contributed 68% of revenues in 2013

BEIJING, April 29, 2013 — Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading video surveillance technology and solution provider in China, today announced financial results for the fourth quarter and full year ended December 31, 2013.

Fourth-Quarter 2013 Results

Net revenue in the fourth quarter of 2013 was $21.4 million, as compared to net revenue of $18.8 million in the year-ago quarter and $24.2 million in the third quarter of 2013. Surveillance revenues were $16.9 million in the fourth quarter, representing 79% of total revenues and up 317% year over year, more than offsetting lower sales of PC and notebook multimedia processors. Revenues were in line with the Company’s revised guidance of $21 to $22 million.

Gross profit in the fourth quarter was $7.1 million, as compared with $7.1 million in the year-ago quarter and $9.5 million in the third quarter of 2013. The gross margin in the fourth quarter was 33.2%, as compared with 37.7% in the year-ago quarter and 39.5% in the third quarter of 2013. The lower gross margin was primarily due to the mix of projects with different margin profiles, in addition to a $0.5 million inventory provision.

Operating expenses in the fourth quarter were $8.9 million, as compared to $8.7 million in the year-ago quarter. Operating loss was $1.8 million in the quarter, as compared to an operating loss of $1.6 million in the year-ago quarter.

In the fourth quarter of 2013, non-GAAP net loss attributable to Vimicro International Corporation was $0.8 million, or approximately $0.03 per ADS on a diluted basis, as compared to a non-GAAP net income from continuing operations attributable to Vimicro of $2.6 million, or a net income of $0.08 per diluted ADS in the year-ago quarter. Non-GAAP net income attributable to Vimicro International Corporation in the fourth quarter of 2013 and the year-ago quarter excludes $1.3 million and $0.4 million of non-cash, share-based compensation, respectively. GAAP net loss attributable to Vimicro in the fourth quarter was $2.1 million, or $0.08 per diluted ADS, as compared to net income from continuing operations of approximately $2.2 million, or $0.07 per diluted ADS, in the year-ago quarter.

Full-Year 2013 Highlights:

•                  Transformation to Video Surveillance technology and solution supplier complete

•                  Surveillance contributed 68% of revenues in 2013

•                  Surveillance Products revenue reached $43.8 million in 2013, versus $17.8 million in 2012, an increase of 146%

Full-Year 2013 Results

For the year ended December 31, 2013, net revenue was $64.5 million, down 9.4% from $71.2 million from continuing operations in 2012. Surveillance revenues were $43.8 million in the current year, representing 68% of total revenues and up 146% year over year, more than offsetting lower sales of PC and notebook multimedia processors. These figures exclude $1.4 million from discontinued operations in 2012.

Cost of revenue in 2013 was $42.1 million. The gross margin in 2013 was 34.7%, as compared with 36.6% in the previous year. Cost of revenue includes a $1.0 million inventory provision in 2013 and a $1.0 million inventory provision in 2012.

Operating expenses in 2013 were $33.3 million, as compared to $31.7 million in the prior year. Operating expenses increased primarily due to higher R&D expense. Operating expenses in 2012 include a $1.4 million asset-impairment expense.

Non-GAAP net loss attributable to Vimicro International Corporation in 2013, excluding $1.8 million in share-based compensation, was $6.6 million, or approximately $0.23 per ADS, as compared to net income of $1.5 million, or $0.05 per ADS, in 2012. GAAP net loss attributable to Vimicro in 2013 was $8.4 million, or $0.29 per diluted ADS, as compared to net profit from continuing operations of approximately $1.4 million, or $0.04 per diluted ADS, in 2012.

Balance Sheet

As of December 31, 2013, the Company had cash and cash equivalents of approximately $35.9 million and restricted cash of $1.7 million, totaling $37.6 million. Total current assets were approximately $109.7 million, and Vimicro had working capital of approximately $57.7 million and $23.9 million of long-term bank loans and liabilities on its balance sheet, as of December 31, 2013.

Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer, commented, “We are pleased with our results in 2013, which show our successful transformation to our new identity as a video surveillance technology and solution supplier, backed by our proprietary video processing technology and the SVAC national standard. Surveillance became our dominant business line and continued its strong growth trajectory in 2013, demonstrating our successful contract signing and geographical expansion. Looking into 2014, we expect to expand beyond the strong base of cities and provinces we established last year with new orders and geographies to capitalize on the fast-growing market for SVAC products. SVAC has been endorsed nationally as well as by several locales and provinces, and we expect SVAC to drive adoption by even more provinces, fueling Vimicro’s continued growth.”

Recent Events

On December 10, 2013, the Company announced that its subsidiary Shanxi Zhongtianxin Science and Technology Co., Ltd. received an order for a SVAC (Surveillance Video and Audio Coding)-based technology solution, valued at nearly USD $41 million, of which Vimicro would receive approximately $16 million, from the Baoding Public Security Bureau for a city-wide SVAC-based surveillance network project in Baoding city in Hebei province.

On December 18, 2013, the Company announced that it entered into a purchase and sale agreement with General Atlantic and its affiliated entities to repurchase an aggregate of 18,531,786 ordinary shares at a price of US $0.4925 per share and 1,000,934 ADSs at a price of US $1.97 per ADS held by General Atlantic. The total consideration for the transaction was approximately US$11.1 million.

On December 30, 2013, the Company announced that Dr. Darrin J. Young would join the Company’s Board of Directors as an independent director, effective Jan. 1, 2014, succeeding Dr. Theodore Van Duzer, also an independent director, who retired from Vimicro’s Board as of Dec. 31, 2013.

On April 21, the Company announced that it had signed an agreement regarding SVAC-compliant chips with the First Research Institute of the Ministry of Public Security. The close cooperation between Vimicro and First Research Institute of the Ministry of Public Security will continue to develop future SVAC national standards with the respect to core chips, safety programs, promotions, and other system features.

On April 28, the Company announced that industry veteran Peter Li would join Vimicro as Chief Financial Officer and VP of Finance, effective April 30, 2014. Mr. Li is an experienced chief financial officer and management professional, with more than twenty years’ experience working with NASDAQ-listed and other technology companies. Before joining Vimicro, he served as CFO of Hollysys Automation Technology, a NASDAQ-listed provider of automation and control applications in China. Mr. Li also served as CFO of Yucheng Technologies, a previously NASDAQ-listed company providing IT services to the banking industry in China.

Business Outlook for the First and Second Quarters of 2014

For the first quarter of 2014, the Company continues to expect total revenues of $15 to $17 million, as compared to revenues of $7.9 million in the first quarter of 2013.

For the second quarter of 2014, the Company expects total revenues of $19 to $21 million, as compared to revenues of $11.1 million in the second quarter of 2013.

Conference Call Information

The Company will host a conference call at 8:30 a.m. (U.S. Eastern Daylight Time) / 5:30 a.m. (U.S. Pacific Daylight Time) / 8:30 p.m. (Beijing / Hong Kong time) on Wednesday, April 30, 2014 to discuss the Company’s fourth-quarter and full-year 2013 financial results.

To participate in the conference call, please dial one of the following numbers five to ten minutes prior to the scheduled conference call time: (866) 713-8563 or (617) 597-5311. The conference call ID number is 35961028.

If you are unable to participate in the call at this time, a replay will be available starting at 11:30 a.m. Eastern Daylight Time on Wednesday, April 30, 2014, through 11:59 p.m. Eastern Daylight Time on Wednesday, May 7, 2014. To access the replay, dial (888) 286-8010 or (617) 801-6888. The replay call ID number is 48111021.

This conference call will also be broadcast live over the Internet and can be accessed by all interested parties by clicking on: http://www.media-server.com/m/p/9h7e6fgm. Please access the link at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software.

About Vimicro International Corporation

Vimicro International Corporation (NASDAQ: VIMC) is a leading video surveillance technology and solution provider that designs, develops and markets a full range of video surveillance products and solutions to governments, private enterprises, and consumers in China. Vimicro co-developed SVAC (Surveillance Video and Audio Coding), the national video surveillance technological standard, which demonstrates its unique strengths in proprietary multimedia IC technology, making it a leader in China’s fast-growing security and surveillance market. Vimicro is headquartered in Beijing, China and has subsidiaries and offices throughout China and in Silicon Valley. Vimicro’s ADSs each represent four ordinary shares and are traded on the NASDAQ Global Market exchange under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the Company’s ability to increase sales of notebook camera multimedia processors; the Company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the Company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the Company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP income/(loss) from continuing operations, non-GAAP net income/(loss) from continuing operations attributable to Vimicro International Corporation and non-GAAP net income/(loss) from continuing operations attributable to Vimicro International Corporation per diluted ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude share-based compensation expenses. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non- GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China, which was RMB 6.069 to $1.00 on December 13, 2013.

- financial tables follow -

VIMICRO INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	December 31,
	2012 (audited)	2013 (audited)
Assets
Current assets:
Cash and cash equivalents	55,532	35,869
Restricted cash	2,593	1,727
Accounts and notes receivable, net of provision for doubtful accounts of $2,172 and $2,228 as of December 31, 2012 and 2013, respectively	24,564	24,996
Amounts due from related parties, net of provision for doubtful accounts of $1,749 and $2,156 as of December 31, 2012 and 2013, respectively	4,225	25,820
Inventories, net	11,362	13,812
Prepayments and other current assets, net of provision for doubtful accounts of $144 and $429 as of December 31, 2012 and 2013, respectively	4,809	7,517
Deferred tax assets	418	—
Total current assets	103,503	109,741
Investments in consolidated affiliates, at cost	2	—
Investments in an equity investee	4,218	4,794
Property, equipment and software, net	20,457	26,124
Land use rights	14,774	15,518
Deferred tax assets-noncurrent	169	—
Other assets	1,371	2,055
Total assets	144,494	158,232

Liabilities and equity
Current liabilities:
Accounts payable	7,281	21,839
Amounts due to related parties	2,184	7,040
Taxes payable	2,318	6,991
Advances from customers	222	1,447
Accrued expenses and other current liabilities	14,750	6,632
Deferred government grant	12,476	8,057
Total current liabilities	39,231	52,006
Deferred government grant-non current	—	1,511
Deferred tax liabilities	23	14
Product warranty	466	1,065
Long-term bank loan	4,773	13,121
Other long-term liabilities	4,772	8,201
Total liabilities	49,265	75,918
Equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 153,585,440 shares issued and 116,599,856 shares outstanding as of December 31, 2012 and 155,152,737 shares issued and 104,014,754 shares outstanding as of December 31, 2013	15	15
Additional paid-in capital	161,017	158,384
Treasury stock at cost, 36,985,584 shares as of December 31, 2012 and 41,872,088 shares as of December 31, 2013	(13,886)	(15,961)
Accumulated other comprehensive income	11,394	11,387
Accumulated deficit	(83,249)	(91,667)
Statutory reserve	2,782	2,782
Total shareholders’ equity attributable to Vimicro International Corporation	78,073	64,940
Noncontrolling interest	17,156	17,374
Total equity	95,229	82,314
Total liabilities and equity	144,494	158,232

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	2013 Q4	2013 Q3	2012 Q4	FY 2013	FY 2012
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
Net revenue	21,425	24,153	18,829	64,525	71,187
Cost of revenue	(14,316)	(14,621)	(11,734)	(42,141)	(45,146)
Gross profit	7,109	9,532	7,095	22,384	26,041

Operating expenses:
Research and development, net	(2,388)	(4,053)	(1,022)	(11,627)	(8,881)
Selling and marketing	(2,575)	(2,241)	(2,240)	(9,488)	(9,174)
General and administrative	(3,954)	(2,536)	(3,971)	(12,143)	(12,224)
Asset impairment	—	—	(1,431)	—	(1,448)
Total operating expenses	(8,917)	(8,830)	(8,664)	(33,258)	(31,747)
Income/(loss) from operations	(1,808)	702	(1,569)	(10,874)	(5,706)

Other income:
Interest income, net	(24)	(176)	17	(165)	234
Foreign exchange gain/(loss), net	393	219	190	1,235	(19)
Gain on disposal of equity interest	6	—	1,471	6	1,472
Other, net	308	52	166	369	169
Income/(loss) before income taxes and equity in loss of an equity investee	(1,125)	797	276	(9,429)	(3,850)
Income tax expense	(691)	—	387	(692)	(210)
Net income/(loss) before equity in loss of an equity investee	(1,816)	797	663	(10,121)	(4,060)
Equity in loss of an equity investee, net of tax	(250)	1,947	(87)	1,372	(87)
Net income/(loss) from continuing operations	(2,066)	2,744	575	(8,749)	(4,147)
Net income/(loss) from continuing operations attributable to noncontrolling interest	70	923	(1,627)	(331)	(5,530)
Net income/(loss) from continuing operations attributable to Vimicro International Corporation	(2,136)	1,821	2,202	(8,418)	1,383
Loss from discontinued operations, net of tax		—		—	(3,109)
Loss from discontinued operations attributable to noncontrolling interest		—		—	(1,109)
Loss from discontinued operations attributable to Vimicro International Corporation		—		—	(2,002)
Net income/(loss)	(2,066)	2,744	575	(8,749)	(7,256)

Income/(loss) attributable to noncontrolling interest	70	923	(1,627)	(331)	(6,637)
Income/(loss) attributable to Vimicro International Corporation	(2,136)	1,821	2,202	(8,418)	(619)

Income/(loss) per share
continuing operations
Basic	(0.02)	0.02	0.02	(0.07)	0.01
Diluted	(0.02)	0.02	0.02	(0.07)	0.01
discontinued operations
Basic	0.00	0.00	0.00	0.00	(0.02)
Diluted	0.00	0.00	0.00	0.00	(0.02)
Income/(loss) per share
Basic	(0.02)	0.02	0.02	(0.07)	(0.01)
Diluted	(0.02)	0.02	0.02	(0.07)	(0.01)

Income/(loss) per ADS
continuing operations
Basic	(0.08)	0.06	0.07	(0.29)	0.04
Diluted	(0.08)	0.06	0.07	(0.29)	0.04
discontinued operations
Basic	0.00	0.00	0.00	0.00	(0.06)
Diluted	0.00	0.00	0.00	0.00	(0.06)
Income/(loss) per ADS
Basic	(0.08)	0.06	0.07	(0.29)	(0.02)
Diluted	(0.08)	0.06	0.07	(0.29)	(0.02)

Weighted average number of ordinary shares outstanding
Basic	113,512,173	114,892,652	117,772,601	114,687,240	123,253,931
Diluted	113,512,173	122,741,628	124,994,625	114,687,240	127,624,447
Weighted average number of ADS outstanding
Basic	28,378,043	28,723,163	29,442,900	28,671,810	30,813,483
Diluted	28,378,043	30,685,407	31,248,656	28,671,810	31,906,112

Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment, net of tax of nil	43	84	(1,140)	542	(62)
Reclassification of foreign currency translation adjustment into earnings due to disposal of VMF Shanghai	—	—	—	—	(1,468)
Other comprehensive income/(loss), net of tax	43	84	(1,140)	542	(1,530)
Comprehensive income/(loss)	(2,023)	2,828	(565)	(8,207)	(8,786)
Comprehensive income/(loss) attributable to noncontrolling interest	280	1,003	(1,467)	218	(6,711)
Comprehensive income/(loss) attributable to Vimicro International Corporation	(2,304)	1,825	902	(8,425)	(2,075)

Components of share-based compensation expenses are included in the following expense captions:
Research and development, net	(795)	(55)	(207)	(1,001)	(974)
Selling and marketing	(123)	(18)	(43)	(186)	(151)
General and administrative	(382)	(82)	(144)	(621)	(949)
Total	(1,300)	(155)	(394)	(1,808)	(2,074)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except per share data, unaudited)

	Three months ended December 31, 2013			Three months ended September 30, 2013			Three months ended December 31, 2012
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
Income/(loss) from continuing operations	(2,066)	1,300	(767)	2,744	155	2,899	575	394	969
Net income/(loss) from continuing operations attributable to Vimicro International Corporation	(2,136)	1,300	(837)	1,821	155	1,976	2,202	394	2,596
Income/(loss) from continuing operations attributable to Vimicro International Corporation per diluted ADS	(0.08)	0.05	(0.03)	0.06	0.01	0.07	0.07	0.01	0.08

	Twelve months ended December 31, 2013			Twelve months ended December 31, 2012
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
Income/(loss) from continuing operations	(8,749)	1,808	(6,941)	(4,147)	2,074	(2,073)
Net income/(loss) from continuing operations attributable to Vimicro International Corporation	(8,418)	1,808	(6,610)	(619)	2,074	1,454
Income/(loss) from continuing operations attributable to Vimicro International Corporation per diluted ADS	(0.29)	0.06	(0.23)	(0.02)	0.07	0.05

Investor Contact:

Vimicro International Corporation
Mr. John Harmon, CFA, VP of Investor Relations
Phone: +86 (186) 1151 1730 (Beijing)
E-mail: john.harmon@vimicro.com